Exhibit 99.1

Westport Reports Fourth Quarter and Fiscal 2014 Financial Results

~ Global Market Grows Year-over-Year for Natural Gas Vehicles; Cummins Westport Posts Record Year for Revenue; Weichai Westport Posts Record Year for Revenue and Net Income; Westport Total Segments Revenue Exceeds $1 Billion ~

VANCOUVER, March 9, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the fourth quarter and year ended December 31, 2014 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Westport believes 2014 was a transformational year, cementing its position as the dominant player and technology leader in an expanding global market. For the first time, Westport's total segments revenue exceeded $1 billion; a significant milestone for both Westport and the natural gas engine and vehicle industry. This establishes natural gas as a global industry with a resilient ecosystem of engine, vehicles, and system providers with the associated service/support, and maintenance capabilities required for a new transportation fuel.

Despite this, observations of "slower than expected market uptake" have been raised about the state of the global natural gas vehicle market. The sudden and dramatic decline in global oil prices in the second half of 2014 caught most by surprise. While this volatility has created challenges in some markets and segments, in most parts of the world, the favourable price differential between natural gas and conventional fuels remains intact. The economic fundamentals of natural gas versus petroleum-based fuels are expected to remain strong even though lower and volatile oil prices are exerting pressure. Original Equipment Manufacturers (OEMs) have new natural gas products in development and the global network of fueling infrastructure continues to expand.

Fourth Quarter and Fiscal Year 2014 Highlights

Revenue & Net Results

•	Westport is highlighting the combined segments for revenue for three main reasons:
•	The global market for natural gas vehicles is growing despite some of the strongest headwinds in years.
•	Westport believes that revenues from Westport's own operations and joint ventures combined provide better clarity on the markets global picture.
•	Westport expects much stronger returns from these segments this year towards its bottom line and thus, are critical pieces to its path to profitability.
•	Total segments revenue, including Cummins Westport Inc. (CWI), Weichai Westport Inc. (WWI), and Westport Operations (combined Applied Technologies, On-Road Systems, and Off-Road Systems - see "New Segment Presentation Format in 2015") revenue, was $1.1 billion for the year ended December 31, 2014, an increase of 15% over the same period last year and a compound annual growth rate of 43% over the past three years.
•	CWI joint venture segment revenue was $107.0 million on 3,382 units for the quarter ended December 31, 2014, the second strongest quarterly revenue in the joint venture history due primarily to strong growth in bus applications, with a record volume, up 136% from the same period last year.
•	CWI reported record net income of $14.3 million for the quarter ended December 31, 2014, an increase of 276% from the prior year as the unfavorable warranty adjustments issue related to the Cummins Westport ISL G appears to be resolved. CWI reported a favorable warranty adjustment net of extended coverage claims of $4.7 million.
•	CWI segment revenue was $337.2 million on 10,512 units for the year ended December 31, 2014, an increase of 9% in revenue compared to the prior year, and net income to Westport was $8.1 million for the year, a decrease of 14% compared to 2013.
•	In North America, CWI unit volume increased by 28% year-over-year driven primarily by strong growth in trucking and bus applications, which are up 41% and 40%, respectively, over the same period in 2013.
•	WWI joint venture segment revenue was a record $192.8 million on 16,176 units for the quarter ended December 31, 2014, an increase of 106% in revenue compared to the prior year. The full year numbers also set an all-time record of $618.5 million on 51,006 units, an increase of 33% in revenue compared to the prior year.
•	In China, WWI solidified its dominant position in the natural gas heavy-duty engine market with over 70% market share at the end of 2014 with its WP10 and WP12 spark-ignited engines.
•	WWI reported a record net income of $10.3 million and $17.2 million for the quarter and year ended December 31, 2014, respectively, compared with $1.9 million and $12.2 million, respectively, for the previous year, an increase of 442% and 42%, respectively. Net income to Westport from WWI for the quarter and year ended December 31, 2014 was a record $3.6 million and $6.0 million, respectively, an increase of 500% and 41%, respectively, compared to the prior year periods.
•	Westport Operations revenue for the quarter ended December 31, 2014 was $27.4 million compared with $52.6 million for the same period last year. For the year ended December 31, 2014, revenue was $130.6 million. The prior year figures included $23.8 million of sales from the first generation of Westport™ high pressure direct injection (HPDI), which were concluded by December 31, 2013.
•	For the quarter ended December 31, 2014, Westport reported an Adjusted EBITDA loss from operations of $11.6 million compared with $8.4 million in 2013. The increase in adjusted EBITDA loss is due primarily to severance costs and a one-time charge on an engineering program.
•	Adjusted EBITDA loss from operations for the year ended December 31, 2014 was $17.7 million compared with $34.5 million for the year ended December 31, 2013. The improvement year-over-year was primarily due to the impact of consolidation and restructuring activities.
•	For the quarter ended December 31, 2014, Westport reported a consolidated Adjusted EBITDA loss of $23.0 million compared with a loss of $23.2 million in the prior year period. This was due to overall improvement in cost structure, primarily offset by severance costs and a one-time charge on an engineering program.
•	For the year ended December 31, 2014, Westport reported a consolidated Adjusted EBITDA loss of $83.9 million compared with a loss of $96.9 million in the prior year period. This improvement was primarily due to the consolidation and restructuring activities.
•	During the quarter, Westport's executives, seeing the long term value in Westport, accepted salary reductions in exchange for a grant of restricted share units, having a three year vesting period.
•	Cash used in operations for the quarter ended December 31, 2014 was $23.4 million, a sequential decrease of $8.0 million from the quarter ended September 30, 2014 where cash used was $31.4 million. This is primarily due to improvements in working capital.
•	Cash used in operations for the year ended December 31, 2014 was $106.8 million, a decrease of $10.0 million from the year ended December 31, 2013 where cash used was $116.8 million. This is primarily due to improvements in operations and reduced product investments.
•	Westport consolidated net loss for the quarter ended December 31, 2014 decreased to $64.9 million from $89.5 million in 2013, an improvement of 27%, and consolidated net loss for the full year was $149.6 million, compared with $185 million in 2013, an improvement of 19%. The improvement in net loss for the quarter and year ended December 31, 2014 was primarily due to increases in consolidated gross margin and joint ventures' income, combined with reduction in operational expenses.

"Despite volatile energy markets in 2014, market interest in alternative fuels continues to grow in many parts of the world," said David Demers, CEO of Westport. "Achieving over $1 billion in sales in 2014 highlights the dramatic growth in our market presence and prospects going forward, with 55% CAGR over the past five years. Our joint ventures posted record annual revenue with over 61,000 combined units sold during the year, representing approximately 2.7% of the global medium- and heavy-duty on-road engines sold in 2014. Development of our HPDI 2.0 heavy duty vehicle products also made strong progress with development partners such as Delphi."

"Given current energy market and global economic volatility, we took significant steps in 2014 to advance our business model as we shift from many years of market creation and product demonstrations to full commercial operation and profitability. Q4 2014 saw us rapidly re-prioritize investment programs and reduce strategic investments resulting in a roughly 40% reduction going into 2015. We have prioritized investments and product development efforts to maximize our near term success by focusing on those markets that have the conditions needed for the adoption of natural gas and where we have tangible partner commitments. Some segments and applications like transit and refuse in North America, trucks and buses in China, and taxis and urban delivery vehicles in Europe and South America are already shifting from niche to mainstream."

"Our operating business units and joint ventures are all positioned for improved bottom line profitability in 2015, and if markets stabilize and recover, we should see strong leverage to the upside. That said, we remain committed to our strategic investment in HPDI 2.0 products and expect 2015 to be a breakthrough year for OEM commitments to HPDI 2.0 as the technology platform for their heavy-duty natural gas products."

"We made our commitment to company-wide adjusted EBITDA by the end of 2015 during a time of higher energy prices and stable demand growth. While confident in the variables that we can control, Q4 2014 has injected more risk and uncertainty from forces we do not control into our plans. We remain committed to the goal of consolidated positive cash flow from our global operations, and joint ventures by improving sales of existing products, maintaining a tight control of expenses and investments, completing our product development commitments for future products, reducing our core cash burn rate, and unlocking greater value from our joint ventures."

Four Key Components to Westport Strategy in 2015

1.	Westport will continue to invest with committed OEM partners in commercial products for the next decade that contain strong technology content including HPDI 2.0 and enhanced spark ignited direct injection, but defer investments with uncertain market timing or commercialization risk.
2.	Westport will continue to rationalize and consolidate the Westport product portfolio for cost reduction and margin improvement, ensure customer value with leading price/performance, and achieve full system sales, creating and extracting value beyond individual component sales.
3.	Westport will look at non-core asset sales and are confident our portfolio of long-term investments can be supported from internal re-allocation and OEM partner co-investment.
4.	Westport will continue to drive cost efficiencies and reduce global overhead expenses.

Q4 2014 Business Highlights

•	In December 2014, Westport announced it acquired Netherlands based Prins Autogassystemen Holding B.V. (Prins), a leading developer of high quality alternative fuel systems powered by liquefied petroleum gas (LPG or propane), compressed natural gas (CNG), and liquefied natural gas (LNG) for light-, medium- and heavy-duty applications. The combination of Prins' and Westport's team and technologies will further strengthen Westport's dominant technology portfolio.
•	Westport delivered the last of four prototype LNG fuel tenders to Canadian National Railway (CN) for use in testing LNG locomotives. Westport will continue to support CN; however, Westport has paused further investment in LNG tender development until there is clarity on the timing of commercial LNG locomotive availability and associated customer demand.
•	Westport invested $38.2 million toward HPDI 2.0 development during the year. The lead customer for HPDI 2.0 will be Volvo AB while Westport continues to develop HPDI products with other OEMs.
•	Westport's natural gas vehicle sales through the Ford qualified vehicle modifier (QVM) program in 2014 were down 1% year-over-year, with challenging headwinds from much lower gasoline prices in the US. Westport has restructured the business through headcount reduction and facility consolidation to focus on lean operations and improved the operational results by 66% from adjusted EBITDA loss of over $10 million in 2013 to adjusted EBITDA loss of $3.7 million for the year ended December 31, 2014. Westport received certification from the US Environmental Protection Agency for its 2015 Ford Transit Van; and with this additional product and certification, further attention to cost containment measures, Westport expects the Ford QVM business to be at the breakeven point in 2015 even at current depressed sales volumes.
•	Sales through the Volvo Car business unit stabilized and cost and margin improvements allowed the business to reach positive operating income for the first time.
•	Westport appointed Mehran Rahbar, Executive Vice President, to be responsible for the Applied Technologies and On-Road Systems business unit. His career includes over 17 years with Siemens VDO Automotive in multiple divisions throughout Europe and North America with his last position being CEO & Executive Vice President of the Engine Actuators and Emission Management division. He also held executive positions with Continental Automotive Systems with his last position being Senior Vice President, Engine Systems, Global Operations. With his strong automotive background, Westport is strengthening its leadership team to transition from market creation and product demonstrations to full commercial operation.
•	As part of streamlining activities and cost reduction efforts, Westport initiated a comprehensive study to improve the Applied Technologies' business performance. Several improvements related to productivity, supply chain, and warehouse efficiency have been implemented that resulted in immediate cost savings with remaining projects to be continued over the course of 2015. Westport also launched product cost reduction and product benchmarking activities to improve its engineering programs.

Cash and Prioritization of Investments

•	As of December 31, 2014, Westport recorded cash, cash equivalents, and short-term investment balance was $94.0 million.
•	Westport's primary motivation is to get the Company to breakeven from a cash flow stance as soon as possible. Westport has a number of choices that can be made around investments and other research and development programs that will expedite this process. Additionally, Westport has a number of strategic alternatives to help reduce core expenses and cash burn and maintains the ability to divest certain non-core assets.
•	Westport reduced its combined operating expenses by over $23 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. Several key actions were taken through 2014 to reduce operating expenses:
•	Consolidation of facilities from 30 locations at the end of 2013 to 22 locations at the end of 2014.
•	Restructured businesses such as Applied Technologies, Ford, ServoTech, and Volvo Car to focus on lean operation.
•	Negotiated with current production suppliers.
•	Pricing for CNG and LNG tanks, corporate logistics services, and facility maintenance.
•	Consolidated volume for commonly used components by leveraging worldwide facilities consumption, resulting in savings on pressure sensors costs used in multiple products and applications.
•	Reduction of global headcount.
•	Reduction of general corporate expenses such as streamlining information technology activities and reduction to corporate bonuses.
•	Westport has rationalized and completed a number of development programs and reduced the overall number from 45 as of January 2014, down to 29 as of December 2014. Westport expects to further rationalize the development programs to a core group of 23 by the end of 2015 through continued prioritization of key technologies and programs, combined with completion of programs, which would reduce 2015 Corporate and Technology Investments' adjusted EBITDA results by approximately 40% from $66.2 million in 2014.
•	In the last 18 months, in an effort to reduce costs and align expenses with revenue, Westport has proactively rightsized the business since reaching its peak global headcount of 1,175 employees in Q2 2013 to 908 employees including full-time and contract or part-time employees as of December 31, 2014, a reduction of 23%.

Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)

•	For the quarter ended December 31, 2014, Westport reported an adjusted EBITDA loss from operations of $11.6 million compared with $8.4 million in 2013. The increase in adjusted EBITDA loss is due primarily to a one-time charge on an engineering program and severance costs. Adjusted EBITDA loss from operations for the year ended December 31, 2014 was $17.7 million compared with $34.5 million for the year ended December 31, 2013. The improvement year-over-year was primarily due to the impact of consolidation and restructuring activities.
•	For the quarter ended December 31, 2014, Westport reported a consolidated adjusted EBITDA loss of $23.0 million compared with a loss of $23.2 million in the prior year. This was due to overall improvement in cost structure, primarily offset by severance costs and a one-time charge on an engineering program.
•	For the year ended December 31, 2014, Westport reported a consolidated adjusted EBITDA loss of $83.9 million compared with a loss of $96.9 million in the prior year period. This improvement was primarily due to the consolidation and restructuring activities.

Westport is focused on improving its operational adjusted EBITDA contributions despite economic headwinds, and successfully completing the first commercial development of HPDI 2.0 vehicles with launch OEM customers. The path to breakeven for Westport has stronger headwinds now than when it was originally proposed in 2013, however, Westport is controlling what it can—rationalizing businesses, development programs, and technology investments—while looking for opportunities for incremental sales. Westport's current forecast for reaching consolidated breakeven (using adjusted EBITDA as a metric) is now mid-2016, with the following catalysts for earlier success:

1.	Stronger sales recovery in Westport operating units including Applied Technologies, Ford, and Volvo Car. Each 10% improvement in sales delivers approximately $3.5 million in adjusted EBITDA.
2.	Improved sales from Westport's joint ventures. Each 10% improvement in sales delivers approximately $3.0 million in annual adjusted EBITDA to Westport.
3.	Lower net investments and corporate expenses. This is expected to have a dollar for dollar impact.

Adjusted EBITDA Bridge from Q4 2014*

($ in millions)	Three Months Ended December 31, 2014	Catalysts to Improve 2015 Results
Adjusted EBITDA Loss from Operations	$ (11.6)	• Expected to return to positive adjusted EBITDA from operations in 2015 • Geographic expansion of Westport's products
Corporate & Technology Investments	(22.8)	• Deferral of non-core programs; associated reduction in expenses of 20% to 30% • Completion of program results in shift from investment to revenue
Income from unconsolidated joint ventures	11.4	• Stronger sales • CWI warranty performance and recovery of over-accruals
Consolidated Adjusted EBITDA	$ (23.0)

*Adjusted EBITDA reconciliation is described below.

Financial Outlook for 2015
With continued uncertainty in global energy markets, and due to fluctuations in exchange rates, 2015 topline revenue forecasts are quite uncertain today. Nevertheless, Westport is forecasting modest growth in some markets and expects total segments revenue of approximately $1.1 billion for Westport Operations and joint ventures for the year ended December 31, 2015. Westport expects CWI to have modest revenue growth year-over-year due to the current energy prices; however the net income to Westport in fiscal year 2015 would improve as a result of identifying and resolving warranty issues associated with the Cummins Westport 8.9L ISL G. WWI is expected to see continued growth. Revenue from Westport Operations is expected to be between $110 million and $125 million, primarily due to currency fluctuations, volatility in US gasoline prices and continued economic uncertainty in Europe, offset by opportunities in new markets. Westport is able to provide revenue outlook for Westport Operations but will refrain from a specific revenue number on each of the joint venture for competitive reasons.

The following conditions affect the revenue outlook for 2015:

•	The impact of foreign currency translation from Euro to US dollar equivalent. Westport is currently expecting a range from US$1.15 to US$1.20.
•	Sales of Westport's Ford QVM products are affected by customer expectations around gasoline fuel pricing, offset by continued commitment by larger fleets.
•	Geopolitical uncertainty in key growth markets.
•	Sales of new products including Westport iCE PACK™ dependent on the growth of LNG infrastructure, particularly advanced "cold" LNG stations.

Fourth Quarter and Fiscal Year 2014 Financial Highlights

	Three Months Ended December 31,		% Change Better/ (Worse)	Year ended December 31,		% Change Better/ (Worse)
($ in millions, except per share amounts)	2014	2013		2014	2013
Consolidated revenues	$ 27.4	$ 52.6	(48%)	$ 130.6	$ 164.0	(20%)
Consolidated gross margin	(1.2)	(17.0)	93%	32.7	15.3	114%
Consolidated gross margin percentage	(4.4%)	(32.3%)	-	25.0%	9.3%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	34.9	39.2	11%	142.2	166.3	14%
Income from unconsolidated joint ventures	11.4	3.5	226%	14.2	13.4	6%
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(23.0)	(23.2)	1%	(83.9)	(96.9)	13%
Cash and short-term investments balance	94.0	210.6	(55%)	94.0	210.6	(55%)
Net loss	(64.9)	(89.5)	27%	(149.6)	(185.4)	19%
Net loss per share	(1.02)	(1.42)	28%	(2.37)	(3.22)	26%
•	The decrease in revenue for the quarter and year ended December 31, 2014 is primarily due to the discontinuation of the first generation Westport™ HPDI system in the prior year period, timing of service revenue, competition from gasoline-fueled vehicles due to the decrease in petroleum-based fuel pricing, unfavourable impact of foreign currency translation from Euro to US dollar equivalent, and weakness in key markets such as Europe and the Americas.
•	The increase in gross margin percentage for the quarter and year ended December 31, 2014 is due to warranty adjustments and inventory net realizable write downs of $26.3 million taken in the year ended December 31, 2013 related to the discontinuation of the first generation Westport™ HPDI system.
•	Research and development expenses were $19.3 million for the quarter ended December 31, 2014, a decrease of $4.0 million from $23.3 million in the same period last year. Research and development expenses were $76.6 million for the year ended December 31, 2014, a decrease of $14.5 million from $91.1 million in the same period last year. These expenses were driven by a reduction in program expenses and prioritizing of investment programs.
•	Selling, general and administrative expenses were $15.7 million for the quarter ended December 31, 2014, a decrease of $9.5 million from $25.2 million in the same period last year. Selling, general and administrative expenses were $65.8 million for the year ended December 31, 2014, a decrease of $9.7 million from $75.2 million in the same period last year. The decrease is primarily due to staff reductions as a result of consolidation of facilities and discontinuation of activities related to the first generation Westport HPDI system.

Westport Operations Highlights

Business Units Adjusted EBITDA*

	Three Months Ended
($ in millions)	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Applied Technologies	$(3.4)	$(2.0)	$2.2	$0.1
On-Road Systems	(7.8)	(2.6)	(0.6)	(1.2)
Off-Road Systems	(0.4)	(0.8)	(0.6)	(0.5)
Westport Operations Adjusted EBITDA	$(11.6)	$(5.4)	$1.0	$(1.6)
Corporate and Technology Investments	(22.8)	(18.7)	(19.0)	(20.1)
Westport's Share of Income from the Joint Ventures	11.4	2.1	1.1	(0.4)
Consolidated Adjusted EBITDA	$(23.0)	$(22.0)	$(17.0)	$(22.1)

*Adjusted EBITDA reconciliation is described below.

Applied Technologies, On-Road Systems, and Off-Road Systems

•	Applied Technologies revenue for the year ended December 31, 2014 decreased by 8% to $86.2 million compared with $93.2 million in the prior year period primarily due to unfavourable impact of foreign currency translation from Euro to US dollar equivalent and weakness in key markets such as Europe, particularly Italy, Russia and other Eastern European countries, and the Americas. However, this was offset by increases in markets such as Germany, Poland and India.
•	Applied Technologies gross margin and gross margin percentage for the year ended December 31, 2014 decreased to $21.7 million and 25.2%, respectively, compared with $26.5 million and 28.4%, respectively, in the prior year period primarily due to a change in product mix and weaknesses in key markets including a large part of Europe and the Americas.
•	Applied Technologies operating expenses for the year ended December 31, 2014 increased by $7.2 million compared to the prior year period primarily related to new product development programs, increase in scope of business to include China operations, allowance for doubtful accounts, customer support campaign expense and severance recorded during the year.
•	On-Road Systems revenue for the year ended December 31, 2014 decreased by 33% to $37.0 million compared with $55.1 million in the same period last year due primarily due to the discontinuation of the first generation Westport HPDI system at the end of 2013 representing $23.8 million in revenue.
•	On-Road Systems gross margin and gross margin percentage for the year ended December 31, 2014 increased to $7.0 million and 18.9%, respectively, from negative $23.9 million and negative 43.4%, respectively primarily due to a change in product mix. The increase in gross margin is primarily due to the inclusion of warranty adjustments and inventory net realizable write downs of $26.3 million in the year ended December 31, 2013 related to the discontinuation of the first generation Westport HPDI system.
•	On-Road Systems operating expenses for the year ended December 31, 2014 decreased by $14.6 million compared to the prior year period due primarily to lower research and development expenses on the Westport WiNG system as product development completed in 2013, decreased headcount from consolidation of facilities, discontinuation of activity related to the first generation Westport HPDI system, and general cost reductions.
•	Off-Road Systems revenue for the year ended December 31, 2014 increased by 15% to $3.8 million compared with $3.3 million in the prior year period. New products included the four LNG tenders delivered to CN.

Cummins Westport Inc. Highlights

	Three Months Ended December 31,		% Change Better/ (Worse)	Year Ended December 31,		% Change Better/ (Worse)
($ in millions)	2014	2013		2014	2013
Units	3,382	3,876	(13%)	10,512	10,314	2%
Revenue	$ 107.0	$ 110.5	(3%)	$ 337.2	$ 310.7	9%
Gross margin	33.0	13.8	139%	66.4	64.2	3%
Gross margin percentage	30.8%	12.5%	-	19.7%	20.7%	-
Operating expenses	12.2	10.1	(21%)	44.8	40.7	(10%)
Segment operating income	20.8	3.7	462%	21.6	23.5	(8%)
Net income to Westport	7.7	2.8	175%	8.1	9.4	(14%)
•	CWI generated record year sales and volume for the year ended December 31, 2014, up 9% and 2%, respectively, compared to the prior year. Excluding international sales, which are always volatile, CWI unit volume in 2014 was up 28%.
•	The increase in CWI gross margin percentage during the quarter ended December 31, 2014 is primarily due to a favourable warranty adjustment as a result of identifying and resolving warranty issues associated with the CWI 8.9L ISL G. Favourable warranty adjustments and net extended coverage claims totaling $4.7 million were recorded in the quarter ended December 31, 2014, compared with non-favourable warranty adjustments and net extended coverage claims totaling $21.3 million in the prior year period.
•	The increase in operating expenses from $40.7 million to $44.8 million is primarily driven by a product development for the ISB6.7 G natural gas engine, which is expected to launch in 2016.
•	CWI's net income attributable to Westport for the year ended December 31, 2014 was $8.1 million compared with $9.4 million in the prior year period. Warranty adjustments and net extended coverage claims totaling $21.7 million were recorded for the year ended December 31, 2014. Excluding the warranty impact, CWI's net income attributable to Westport would have been $16.0 million.

Weichai Westport Inc. Highlights

	Three Months Ended December 31,		% Change Better/ (Worse)	Year Ended December 31,		% Change Better/ (Worse)
($ in millions)	2014	2013		2014	2013
Units	16,176	8,119	99%	51,006	38,138	34%
Revenue	$ 192.8	$ 93.6	106%	$ 618.5	$ 466.6	33%
Gross margin	28.5	9.6	197%	52.5	37.3	41%
Gross margin percentage	14.8%	10.3%	-	8.5%	8.0%	-
Operating expenses	16.3	7.2	126%	32.2	22.8	41%
Segment operating income	12.2	2.4	408%	20.3	14.5	40%
Westport's 35% interest	3.6	0.6	500%	6.0	4.3	40%
•	WWI generated record quarter and record year on sales, volume, and net income for the period ended December 31, 2014. WWI continues its strong growth primarily due to the tightening of China's diesel emission standard from National III to National IV which has created a significant increase in the price of diesel engines, resulting in stronger demand for natural gas engines.
•	For the quarter and year ended December 31, 2014, gross margin increased by 197% and 41%, respectively due primarily to product mix to higher margin engine sales and improvement in production efficiencies.
•	Operational expenses increased $9.1 million for the three months ended December 31, 2014 compared to the same period in 2013 due primarily to higher product development costs and increased support costs associated with the rapid growth over the previous year.

New Segment Presentation Format for 2015

As Westport narrows the focus within certain business units and defers certain products and related programs, it makes sense to combine operational business units into one "Operations" reporting unit and properly reflect the nature of Westport's own product and systems revenue. As of January 1, 2015, Westport plans to report the total for the Applied Technologies, On-Road Systems, and Off-Road Systems segments as "Westport Operations". Westport will continue to report Corporate and Technology Investments and the two major joint ventures as separate segments.

Non-GAAP Financial Measure; Adjusted EBITDA Results

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures (JVs). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
Net loss	$(64.9)	$(89.5)	$(149.6)	$(185.4)
Provision for income taxes	(0.2)	-	(0.6)	0.9
Depreciation and amortization	5.1	4.6	18.7	16.3
Interest expense, net	2.5	0.7	5.7	4.4
Non-cash and other unusual adjustments	35.4	67.8	35.7	67.8
Amortization of stock-based compensation	0.0	3.3	9.6	14.3
Unrealized foreign exchange (gain) loss	(0.9)	(10.1)	(3.4)	(15.2)

Adjusted EBITDA	$(23.0)	$(23.2)	$(83.9)	$(96.9)

For the three months ended December 31, 2014
	Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock- and incentive-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$(11.2)	-	$(0.4)	$(11.6)
Corporate and Technology Investments	(23.3)	11.4	0.5	(11.4)

For the three months ended September 30, 2014
	Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$(6.4)	$-	$1.0	$(5.4)
Corporate and Technology Investments	(18.7)	2.1	-	(16.6)

For the three months ended June 30, 2014
	Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$(0.3)	$-	$1.3	$1.0
Corporate and Technology Investments	(21.0)	1.1	2.0	(17.9)

For the three months ended March 31, 2014
	Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$(2.7)	$-	$1.1	$(1.6)
Corporate and Technology Investments	(24.3)	(0.4)	4.2	(20.5)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of forecasting Westport's total revenues for 2015 and updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the year ended December 31, 2014, please point your browser to the following link: http://www.westport.com/company/investors/financial

Supplementary Financial Information
To view unaudited historical financial information, please visit our Financial Information page. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended December 31, 2014 and Westport's full financials for the year ended December 31, 2014. The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Monday, March 9, 2015 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until March 16, 2015. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

2015 Annual Meeting of Shareholders
The Westport 2015 Annual & Special Meeting of Shareholders will be held on Thursday, April 30, 2015 at 2:00 pm (Pacific Time) at 1750 West 75 Avenue, Suite 101, Vancouver, British Columbia.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be Adjusted EBITDA positive, revenue expectations, the effect of the recent reorganization and restructuring of our business, timing for breakeven of the Ford QVM business, future of our development programs,  timing for launch, delivery  and completion of milestones related to the products referenced herein, including but not limited to the ISB6.7G natural gas engine, Westport's expected actions and results relating to the key components of its strategy in 2015, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  operating expenses, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Capital Markets & Communication
Westport
T 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 09-MAR-15